April 16, 2019

Alison White, Esq. Senior Counsel Office of Disclosure Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	Advisors Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. White:

On April 4, 2019, Advisors Preferred Trust (the "Registrant"), on behalf of certain of its series (collectively, the “Funds”), filed three separate preliminary proxy statements (collectively, the “Pre-14As”) relating to proposals to approve new advisory and sub-advisory contracts at special shareholder meetings to occur on May 17, 2019, as follows: (i) a preliminary information statement for shareholders of The Gold Bullion Strategy Fund, The Gold Bullion Strategy Portfolio, Quantified Managed Income Fund, Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, Quantified Alternative Investments Fund, and Quantified STF Fund relating to a proposal to approve a new investment advisory agreement with Advisors Preferred, LLC (the "Adviser") and a second proposal to approve a new sub-advisory agreement between the Adviser and Flexible Plan Investments, Ltd. ("Flexible Plan") by shareholders of the applicable Funds (the “Flexible Plan Pre-14A”); (ii) a preliminary information statement for shareholders of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund relating to a proposal to approve a new investment advisory agreement with the Adviser and a second proposal approve a new sub-advisory agreement between the Adviser and Spectrum Financial, Inc. (“Spectrum Financial”) by shareholders of the applicable Funds (the “Spectrum Financial Pre-14A”); and (iii) a preliminary information statement for the OnTrack Core Fund relating to a proposal to approve a new investment advisory agreement with the Adviser and a second proposal to approve a new sub-advisory agreement between the Adviser and Price Capital Management, Inc. (the "Price Capital") by shareholders of the Fund (the “Price Capital Pre-14A”). Terms not defined herein shall have the meanings ascribed to them in the Pre-14As.

On April 12, 2019, we filed a response letter in response to oral comments provided to Christopher D. Carlson of Thompson Hine LLP on the Pre-14As (the “Prior Response”). On April 15, 2019, you provided follow-up comments to Mr. Carlson on the Prior Response. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

GENERAL

Comment 1:	The staff notes the prior response and does not believe it sufficiently addresses what would happen if one or both proposals mentioned in the Pre-14As are not approved by the applicable Funds. Please revise the Pre-14As accordingly.
Response:	The Registrant has revised the referenced paragraphs of the Pre-14As in the Prior Response to read as follows (new disclosure is underlined).
•	Flexible Plan Pre-14A, p. 12: “If the Transaction occurs before shareholders of a Fund approve both Proposal 1 and Proposal 2, or in the event that shareholders of a Fund have not approved either Proposal 1 or Proposal 2 when the Transaction occurs, the Adviser and Flexible Plan will continue to serve as the Fund’s adviser and sub-adviser, respectively. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Flexible Plan. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement. In the event shareholders of a Fund do not approve either Proposal 1 or Proposal 2 at the Meeting or any adjournment, postponement or delay thereof after the Transaction occurs and prior to the expiration of the interim advisory or sub-advisory agreement with respect to that Fund, the Board would need to consider appropriate action, which could include, among other things, seeking approval of new investment advisory or sub-advisory agreements.”
•	Spectrum Financial Pre-14A, p. 9: “If the Transaction occurs before shareholders of the Funds approve both Proposal 1 and Proposal 2, or in the event that shareholders of a Fund have not approved either Proposal 1 or Proposal 2 when the Transaction occurs, the Adviser and Spectrum Financial will continue to serve as the Funds' adviser and sub-adviser. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Spectrum Financial. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement. In the event shareholders of a Fund do not approve either Proposal 1 or Proposal 2 at the Meeting or any adjournment, postponement or delay thereof after the Transaction occurs and prior to the expiration of the interim advisory or sub-advisory agreement with respect to that Fund, the Board would need to consider appropriate action, which could include, among other things, seeking approval of new investment advisory or sub-advisory agreements.”

•	Price Capital Pre-14A, pp. 9-10: “If the Transaction occurs before shareholders of the Fund approve both Proposal 1 and Proposal 2, or in the event that shareholders of the Fund have not approved either Proposal 1 or Proposal 2 when the Transaction occurs, the Adviser and Price Capital will continue to serve as the Fund's adviser and sub-adviser, respectively. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Price Capital. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement, except as noted below. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement. In the event shareholders of the Fund do not approve either Proposal 1 or Proposal 2 at the Meeting or any adjournment, postponement or delay thereof after the Transaction occurs and prior to the expiration of the interim advisory or sub-advisory agreement with respect to the Fund, the Board would need to consider appropriate action, which could include, among other things, seeking approval of new investment advisory or sub-advisory agreements.”

SPECTRUM FINANCIAL PRE-14A

Comment 2:	The staff notes the prior response to comment 4 regarding the disclosure in the section “Evaluation by the Board of Trustees” on page 7 of the Spectrum Financial Pre-14A, where the disclosure discusses in the “Fees and Expenses” paragraph, the statement that “[t]he Board also took into account that fees charged by Spectrum Financial for its investment management of separately managed accounts utilizing a substantially similar strategy as that of the Spectrum Low Volatility Fund were higher than the fee imposed on the Fund.” The staff reissues the comment to please add any disclosure required by item 22(c)(10) of Schedule 14A.
Response:	Item 22(c)(10) of Schedule 14A, as applicable to this situation, requires disclosure of the identity, size and fee rate (including waived or reduced fees) for “any other Fund” which is similar to the Spectrum Low Volatility Fund for which Spectrum Financial acts as subadviser. The term “Fund” is defined in Schedule 14A as “a Registrant, or where the Registrant is a series company, a separate portfolio of the Registrant.” Item 22(a)(1)(v). “Registrant” is further defined as “an investment company registered under the [1940 Act]… or a business development company as defined by section 2(a)(48) of the [1940 Act].” Item 22(a)(1)(x). The separately managed accounts referenced in the Spectrum Financial Pre-14A are neither investment companies registered under the 1940 Act nor are they “business development companies” as defined by section 2(a)(48) of the 1940 Act. As such, disclosure of their names, sizes and information about the fees they pay to Spectrum Financial is not required by Schedule 14A. These accounts are mentioned in the Spectrum Financial Pre-14A, however, since the Board took information about Spectrum Financial’s relationship with the separately managed accounts into consideration in approving the New Sub-Advisory Agreement for Spectrum Financial with respect to the Spectrum Low Volatility Fund. As noted in the Prior Response, because the fees charged for the other accounts are higher than the fees charged to that Fund, the size of those accounts and levels of fees charged to them are not material to shareholders of that Fund. Therefore, the Registrant does not believe additional disclosure is necessary.

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If you have any questions or additional comments, please call the undersigned at (202) 263-4169, JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Christopher D. Carlson

Christopher D. Carlson